February 24, 2011

Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group, Inc.
1130 Sherbrooke Street West, 7th Floor
Montreal, Quebec
Canada H3A 2M8

      Re: CGI Group, Inc.
               Form 40-F for the year ended September 30, 2010
               Filed on December 23, 2010
               File No. 000-29716

Dear Mr. R. David Anderson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Daniel L. Gordon
                         Branch Chief